Exhibit 12

VALIDUS HOLDINGS, LTD.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our historical ratio of earnings to fixed charges for each of the periods indicated:

	Years Ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Net (loss) income (attributable) available to Validus	$(47,622)	$363,839	$374,893	$479,963	$532,666
Tax (benefit) expense	(7,580)	(19,729)	6,376	155	383
Pre-tax net (loss) income (attributable) available to Validus	(55,202)	344,110	381,269	480,118	533,049
Distributed income from investment affiliates	21,312	11,089	—	—	—
Distributed (losses) from operating affiliate	—	(761)	(9,505)	—	—
(Income) loss from investment affiliates	(22,010)	2,083	(4,281)	(8,411)	(4,790)
Loss (income) from operating affiliate	—	23	3,949	4,340	(542)
(Loss) earnings before fixed charges	(55,900)	356,544	371,432	476,047	527,717

Estimated interest component of rent expense (a)	3,944	3,254	3,381	3,513	3,405
2006 Junior Subordinated Deferrable Debentures	8,868	8,893	8,868	8,868	8,868
2007 Junior Subordinated Deferrable Debentures	7,342	7,362	7,341	7,341	7,341
Flagstone 2006 Junior Subordinated Deferrable Debentures	9,012	9,028	8,989	9,001	8,259
Flagstone 2007 Junior Subordinated Deferrable Debentures	7,013	7,100	7,123	7,129	6,222
2010 Senior Notes due 2040	22,389	22,388	22,388	22,388	22,388
Other finance expenses (b)	3,922	3,749	20,033	13,597	14,929
Fixed charges	62,490	61,774	78,123	71,837	71,412
Earnings available for fixed charges	$6,590	$418,318	$449,555	$547,884	$599,129

Ratio of earnings to fixed charges (c)	—	6.77	5.75	7.63	8.39

Fixed charges	$62,490	$61,774	$78,123	$71,837	$71,412
Preferred share dividends (d)	15,861	4,455	—	—	—
Fixed charges and preferred share dividends	$78,351	$66,229	$78,123	$71,837	$71,412

Ratio of earnings to fixed charges and preferred share dividends (e)	—	6.32	5.75	7.63	8.39

(a)	33.3% represents a reasonable approximation of the interest factor.

(b)
Other finance expenses consist of fees relating to credit facilities, bank charges, the Talbot FAL facility and other charges as well as fees incurred by AlphaCat Managers Ltd. in relation to fund raising for the AlphaCat sidecars, the AlphaCat ILS funds and AlphaCat direct.

(c)	Earnings for the year ended December 31, 2017 were inadequate to cover fixed charges, $55,900 represents the amount of the coverage deficiency.

(d)	Dividends have been tax effected at a 0% rate as it is presumed they will be funded from a Bermuda entity.

(e)	Earnings for the year ended December 31, 2017 were inadequate to cover fixed charges and preferred share dividends, $71,761 represents the amount of the coverage deficiency.